Exhibit 23.01
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sealed Air Corporation:
We consent to the use of our report dated February 25, 2011, with respect to the consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Sealed Air Corporation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Short Hills, New Jersey
September 30, 2011